Autonomous City of Buenos Aires, April 5th 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Significant event

We are writing to you in my capacity of attorney in fact of Grupo Financiero Galicia S. A. (the "Company") in order to inform you that the Company's Board of Directors has resolved on April 5, 2010, to approve the issuance of Negotiable Obligations Class II. These Negotiable Obligations will be issued in Series, pursuant to what is being provided for in the corresponding Price Supplement, for a total global maximum face value of up to US$ 45,000,000, under the terms and conditions set forth in the corresponding Price Supplement (the "Negotiable Obligations"). The Negotiable Obligations will be issued under the Global Program for the Issuance of Negotiable Obligations. These Negotiable Obligations will be simple, for a short-, mid- and/or long-term, and for a maximum outstanding face value of up to US$ 60,000,000 (sixty million US dollars) or the equivalent thereof in other currencies. The Company will timely inform the Negotiable Obligations' issuance date.

Yours faithfully,

Pedro Alberto Richards
Grupo Financiero Galicia S.A.